Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

RESTRICTED STOCK AWARD: NON EXECUTIVE DIRECTORS

London, United Kingdom, 29 February 2008 – Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) announces that in terms of the Company’s remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 25 April 2005, an award of $30 000 is made each year to each non-executive director to be used for the purpose of acquiring restricted stock. The price of the 2008 restricted stock calculation was the Nasdaq Global Select Market closing price on 2 January 2008, being US$38.15.

In terms of the 2006 award, the final tranche of 585 shares have been issued to the beneficial account of each non-executive director.

In terms of the 2007 award, the second tranche of 447 shares have been issued to the beneficial account of each non-executive director. 447 shares have been issued and will be remain in the restricted stock account of each non-executive director. Non-executive directors would be entitled to the third tranche of the 2007 award, subject to the agreed conditions, on 1 January 2009.

In terms of the 2008 award, 262 shares have been issued to the beneficial account of each non-executive director. 524 shares have been issued and will be remain in the restricted stock account of each non-executive director. Non-executive directors would be entitled to the second and third tranches of the 2008 award, subject to the agreed conditions, on 1 January 2009 and 1 January 2010.

The change in directors’ holdings in the company is as follows:

Director	Shares awarded 2006	Shares awarded 2007	Shares awarded 2008	Holding after award	% shareholding of issued share capital
B H Asher N P Cole R I Israel P Liétard A L Paverd K Voltaire	585 — 585 585 585 —	447 447 447 447 447 447	262 262 262 262 262 262	21 677 1 156 17 722 30 656 43 122 1 156	0.03 0.00 0.02 0.04 0.06 0.00

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386 +44 779 775 2288	+44 779 614 4438	+44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: ww.randgoldresources.com